Filed Pursuant to Rule 424(b)(3)
                                                             File No. 333-102629


PROSPECTUS

                               CCP WORLDWIDE, INC.

                        1,995,000 Shares of Common Stock

      This prospectus relates to the resale by the selling stockholders of 1,995,000 shares of our common stock. The selling stockholders will sell the shares from time to time at $.10 per share until our shares are quoted on the Over-the-Counter Bulletin Board ("OTCBB") and thereafter at prevailing market prices or privately negotiated prices. There is no set minimum or maximum number of shares that can be purchased by an investor. There is no assurance that our common stock will be included on the OTCBB. We will not receive any proceeds from any sales made by the selling stockholders but will pay the expenses of this offering. This is the initial registration of any of our shares. Further, we do not have operations worldwide. Our current operations are limited to the U.S.

      This offering will terminate on the earlier of:

            o the date that all shares offered by this prospectus have been sold by the selling shareholders;
            o twenty-four (24) months from the effective date of the Registration Statement on Form SB-2 that we have filed with the SEC; or
            o the date all of the selling shareholders may sell all of the shares described herein without restriction by the volume limitations of Rule 144(k) of the Securities Act.

      No public market currently exists for the shares of common stock.

      As you review this prospectus, you should carefully consider the matters described in "Risk Factors" beginning on page 4.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this prospectus is December 30, 2003

                                TABLE OF CONTENTS

                                                                            Page

Summary........................................................................2

Risk Factors...................................................................4

Cautionary Note Regarding Forward-Looking Statements...........................6

Determination of Offering Price................................................7

Use of Proceeds................................................................7

Capitalization.................................................................7

Management's Discussion and Analysis of Financial Condition and Results of
  Operations...................................................................7

Dividend Policy...............................................................13

Description of Business.......................................................13

Directors, Executive Officers, Promoters and Control Persons..................20

Executive Compensation........................................................21

Security Ownership of Certain Beneficial Owners and Management................24

Certain Relationships and Related Transactions................................25

Description of Securities.....................................................26

Selling Stockholders..........................................................27

Plan of Distribution..........................................................30

Market for Common Equity......................................................32

Legal Proceedings.............................................................33

Experts.......................................................................33

Where You Can Find More Information...........................................33

Index to Financial Statements.................................................35

                      Dealer Prospectus Delivery Obligation

      Until March 28, 2004 (90 days from the date of this prospectus), all dealers that effect transactions in these securities, whether or not participants in this offering, may be required to deliver a prospectus.

                                     SUMMARY

      This summary highlights the key information contained in this prospectus. Because it is a summary, it does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the section titled "Risk Factors".

Business

      CCP Worldwide, Inc. ("CCP"), through its wholly owned operating subsidiary Custom Craft Packaging, Inc. ("Custom Craft") plans to manufacture cross-linked polyethylene foam. Cross-linked polyethylene is a raw material used by fabricators in the production of many and various foam products such as medical devices, toys, automotive parts, plumbing components, floatation products and industrial applications. Foam fabricators utilize the raw material cross-linked polyethylene in the design and development of these end use products by working with their own engineering staff in conjunction with end use customers. Further, we do not have operations worldwide. Our current operations are limited to the U.S.

      Since 1993, Custom Craft has been a broker in the packaging business. Custom Craft primarily brokers corrugated boxes and foam packaging for the manufacturers of industrial and consumer products. Neither CCP nor Custom Craft have any manufacturing experience. CCP is located at 6040-A Six Forks Road, Suite 179, Raleigh, North Carolina 27609; CCP's phone number is (919) 872-0401.

                                  The Offering

Shares offered by the selling stockholders..   1,995,000

Common stock outstanding....................   4,995,000

Use of proceeds.............................   The selling stockholders will
                                               receive the net proceeds from the
                                               sale of shares. We will receive
                                               none of the proceeds from the
                                               sale of shares offered by this
                                               prospectus.

                      Summary of Historical Financial Data

        In the table below, we provide you with summary historical financial information of CCP Worldwide, Inc. This selected financial data relates to CCP's box brokerage operations and is not indicative of CCP's proposed future manufacturing operations that will require additional funding of $4,500,000. The following statement of income data for the years ended December 31, 2002 and 2001 and the balance sheet data as of December 31, 2002 are derived from the audited financial statements of CCP Worldwide, Inc.

        The following financial data should be read in conjunction with, and is qualified by reference to, "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the financial statements of CCP Worldwide, Inc. including the notes to these financial statements, included elsewhere in this prospectus.

                       CCP WORLDWIDE, INC. and Subsidiary

                       Selected Historical Financial Data

                                             For the Nine Months Ended
                                                   September 30,                 Year Ended December 31,
                                            ----------------------------      ----------------------------
                                               2003             2002             2002             2001
                                            -----------      -----------      -----------      -----------
                                            (Unaudited)      (Unaudited)
Statement of Operations Data:
      Total Revenue                         $   187,583      $   250,585      $   288,919      $   399,848
      Net Loss                                 (157,511)         (15,248)         (39,731)         (11,474)
      Net Loss Per Common Share - Basic           (0.03)              **            (0.01)              **
      Weighted Average Common Shares
            Outstanding - Basic               4,995,000        3,000,000        3,168,745        3,000,000

                                           September 30,     December 31,
                                               2003              2002
                                           -------------     ------------
                                            (Unaudited)
Balance Sheet Data:
      Cash                                  $ 15,689            $133,927
      Working Capital (Deficiency)           (40,818)            116,693
      Total Assets                            96,734             161,095
      Total Shareholders'
        (Deficiency) Equity                  (40,818)            116,693

         ** Amount is less than $0.01.

                                  RISK FACTORS

      Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before you purchase any of our common stock. All of the known material risks inherent in this offering are addressed below. If any of these risks or uncertainties actually occur, our business, financial condition or results of operations could be materially adversely affected. In this event you could lose all or part of your investment.

We have no experience in, or revenues from, the manufacturing of cross-linked polyethylene foam, which may result in the failure of CCP and therefore you may lose all of your investment.

      Although CCP's operating subsidiary Custom Craft Packaging, Inc. has had operations since 1993, neither CCP nor its operating subsidiary Custom Craft Packaging have experience in, or revenues from, the manufacturing of cross-linked polyethylene foam. This lack of manufacturing experience and revenues may make it more difficult for CCP to succeed as a manufacturer of cross-linked polyethylene foam. Therefore, you may lose all of your investment.

Unless we raise an additional $4,500,000 to begin operations to manufacture cross-linked polyethylene foam, you may lose all of your investment.

      We need to raise an additional $4,500,000 to begin operations to manufacture cross-linked polyethylene foam. We have no commitments from any funding sources to raise the additional $4,500,000 needed. If we fail to raise this additional $4,500,000 we will not be able to begin production and you may lose all of your investment.

We plan to do two private offerings of our equity or debt in 2004 to raise an additional $4,500,000, which will further dilute your ownership interest in CCP.

      We plan to do two private offerings of our equity or debt in 2004. We will seek to raise an additional $4,500,000, which will further dilute your ownership interest in CCP. We have no commitments from any funding sources to raise the additional $4,500,000 needed in 2004. We do not know what the offering price of the securities may be.

If we fail to enter into an agreement with a company that can provide the equipment and expertise to manufacture cross-linked polyethylene foam, you may lose all of your investment.

      We need to enter into an agreement with a company that can provide the equipment and expertise to manufacture cross-linked polyethylene foam. We have no commitments from any such company to provide the needed equipment and manufacturing expertise. Failure to enter into such an agreement would prevent us from operations and you may lose all of your investment.

Unless a public market develops for our common stock, you may not be able to sell your shares, therefore your investment would be a complete loss.

      There is no public market for our common stock. An active trading market may never develop or, if developed, it may not be maintained. Failure to develop or maintain an active trading market could negatively affect the price of our securities, and you may be unable to sell your shares, and therefore your investment would be a complete loss.

We may not qualify for Over-the-Counter Electronic Bulletin Board inclusion, and therefore you may be unable to sell your shares.

      Upon completion of this offering, we will attempt to have our common stock eligible for quotation on the Over-the-Counter Electronic Bulletin Board ("OTCBB" or "Bulletin Board"). OTCBB eligible securities includes securities not listed on NASDAQ or a registered national securities exchange in the U.S. and that are also required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1933, and the company is current in its periodic securities reporting obligations. CCP has engaged a broker/dealer who has filed a Form 211 with the National Association of Securities Dealers ("NASD") in order to allow the quotation of CCP's common stock on the OTCBB. The market maker has committed to make a market in our securities once the Form 211 clears with the NASD. For more information on the OTCBB see its website at www.otcbb.com. If for any reason, however, any of our securities are not eligible for continued quotation on the Bulletin Board or a public trading market does not develop, purchasers of the shares may have difficulty selling their securities should they desire to do so. If we are unable to satisfy the requirements for quotation on the Bulletin Board, any trading in our common stock would be conducted in the over-the-counter market in what are commonly referred to as the "pink sheets". As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the securities offered hereby. The above-described rules may materially adversely affect the liquidity of the market for our securities.

Our president and chairman of the board of directors beneficially owns approximately 60% of our stock; his interests could conflict with yours; shareholders may be unable to exercise control.

      As of December 12, 2003, our president and chairman of the board of directors, David R. Allison, was the beneficial owner of approximately 60% of our common stock. As a result, Mr. Allison will have significant ability to:

      o     elect or defeat the election of our directors;
      o amend or prevent amendment of our articles of incorporation or bylaws;
      o effect or prevent a merger, sale of assets or other corporate transaction; and
      o control the outcome of any other matter submitted to the shareholders for vote.

      As a result of his ownership and position, our president and chairman of the board of directors is able to significantly influence all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.

Our president and chairman of the board of directors beneficially owns approximately 60% of our stock; significant sales of stock held by him could have a negative effect on our stock price.

      As of December 12, 2003, our president and chairman of the board of directors, David R. Allison, was the beneficial owner of approximately 60% of our common stock. As a result, sales of significant amounts of shares held by Mr. Allison, or the prospect of these sales, could adversely affect the market price of our common stock.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains certain financial information and statements regarding our operations and financial prospects of a forward-looking nature. Although these statements accurately reflect management's current understanding and beliefs, we caution you that certain important factors may affect our actual results and could cause such results to differ materially from any forward-looking statements which may be deemed to be made in this prospectus. For this purpose, any statements contained in this prospectus which are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as, "may", "intend", "expect", "believe", "anticipate", "could", "estimate", "plan" or "continue" or the negative variations of those words or comparable terminology are intended to identify forward-looking statements. There can be no assurance of any kind that such forward-looking information and statements will be reflective in any way of our actual future operations and/or financial results, and any of such information and statements should not be relied upon either in whole or in part in connection with any decision to invest in the shares.

                         DETERMINATION OF OFFERING PRICE

      There is no established public market for the common stock being registered. CCP arbitrarily determined the proposed offering price per share.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the sale of the stockholder's shares offered by this prospectus. All proceeds from the sale of the stockholders' shares will be for the account of the selling shareholders.

                                 CAPITALIZATION

      The following table sets forth our capitalization as of September 30, 2003.

Total Liabilities ..................................................     $ 137,552
Stockholders' equity:
     Common stock, $.001 par value; authorized 100,000,000 shares,
        issued and outstanding 4,995,000 shares ....................         4,995
     Preferred stock, $.0001 par value; authorized 5,000,000 shares,
        issued and outstanding -0- .................................             0
     Additional paid-in capital ....................................       136,181
     Retained earnings (deficit) ...................................      (181,994)
Total shareholders' (deficit) equity ...............................       (40,818)
Total capitalization ...............................................        96,734


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

      CCP plans to manufacture cross-linked polyethylene foam. CCP has no experience in manufacturing cross-linked polyethylene foam, or experience in any type of manufacturing, and needs to raise $4,500,000 in order to begin manufacturing. Therefore, CCP believes that the operating history of its operating subsidiary Custom Craft Packaging, Inc. is not in any way indicative of the results that may be expected from the planned manufacture of cross-linked polyethylene foam.

PLAN OF OPERATIONS FOR THE NEXT TWELVE MONTHS

CCP's plan of operations for the next twelve months is as follows:

                                     MILESTONES                                         COSTS
                                     ----------                                         -----
4th Quarter 2003-
-----------------
1.    CCP will evaluate alternate plans and specifications of overseas and
      domestic major equipment such as mixers, mills and presses.                       None

2.    Evaluate and detail "Plan of Operations", such as final employee positions, responsibilities, training procedures and respective time-lines
      for implementation.                                                               None

1st Quarter 2004-
-----------------
3.    Establish terms and initiate private offering of CCP's equity or debt to raise $1,500,000 as part of the overall $4.5 million requirement. Proceeds
      will be used for working capital and initial capital asset purchases.             $25,000

4.    Interview, select and hire financial manager and sales manager-salaries:
      (following completion of #3)                                                      $15,000-$18,000/mo.

5.    Locate and evaluate alternative sites for manufacturing facility that meet specifications such as size and structure, utilities, transportation
      access and qualified employees.                                                   None

6.    Select temporary office and warehouse facility-rental property to be used
      prior to availability of permanent facility.                                      $4,000-$6,000/mo.

7.    CCP will purchase cross-linked polyethylene products from a manufacturer that represent the products and product characteristics CCP will be manufacturing. CCP will introduce and sell those products in its market to
      initiate and establish a market presence.                                         $50,000-$100,000

CCP anticipates generating revenue from these purchased products during the second quarter of 2004.

2nd Quarter 2004-
-----------------
8.    Establish terms and initiate second private offering of CCP's equity or debt to raise $3,000,000. Proceeds will be used for additional working
      capital and major capital asset purchases.                                        $25,000

9.   Interview, select and hire production manager-salary:                              $6,000-$8,000/mo.
     (following completion of #8).

10.  Complete the evaluation that meets the criteria as outlined in #5 above and select the manufacturing facility. Upon completion of a lease
     Agreement, initiate preparation of facility for production. lease
     expense:                                                                           $20,000-$30,000/mo.

11.  Process environmental permits- permit fees for air, water and solid
     waste, with N.C. Department of Environment Natural Resources.                      $1,165

12.  Process building and electrical permits with local regulatory
     jurisdiction.                                                                      $1,000-$2,000

13.  Develop a CCP web site to present an overview of CCP, its products,
     contacts and other information.                                                    $4,000-$8,000

3rd Quarter 2004-
-----------------
14.  Place orders for major manufacturing equipment as selected from evaluation process (#1 above). This order will include mixer, mill, presses and
     molds.                                                                             $2.3 to $2.6 million

15.  Place orders for equipment categorized as "supporting equipment". This order includes indirect production equipment such as the boiler, cooling tower, air compressor, lab equipment fork trucks, scales and other related
     equipment.                                                                         $380,000

16.  Place orders for upfitting manufacturing facility to meet all equipment and production specifications. These include wiring, plumbing, dock
     preparation, rack systems and others.                                              $150,000

17.  Place orders for office equipment and computers. This includes integrated
     computer system, software, phone system and others.                                $80,000

18.  Interview, select and hire chemist and quality control manager-salary:             $6,000-$8,000/mo.

19.  Prepare the processes and procedures for production including Manuals for products, quality control, employees and training. related manuals and
     products:                                                                          $5,000-$10,000

20.  Develop sales catalogues and product promotion materials. Printer costs:           $10,000-$12,000

In the fourth quarter of 2004, CCP anticipates the start-up of operations and the generation of revenue from these operations.

The initial efforts are for the purpose of developing the organization and the identification and selection of optimal equipment options. The first of two private placement offerings of equity or debt for $1,500,000 will be initiated in the second quarter of the plan of operations. The proceeds from this first offering will be used to hire key sales and financial employees, rent functional temporary office and warehouse facilities and begin to develop a market presence for our products.

In the third quarter of the plan of operations CCP will commit additional resources to production aspects of the proposed foam manufacturing business. The production manager will be hired and final selection of equipment and permanent production and office facilities will be made. Sales and marketing efforts will be continued including the development of CCP web site. Also included is the initiation of the second of two private placement offerings of equity or debt for $3,000,000.

The proceeds from this second offering will allow CCP to place order for the production equipment previously selected, appropriate office and computer equipment, additional sales and marketing tools and for the hiring of the quality control manager and chemist.

RESULTS OF OPERATIONS - YEARS ENDED DECEMBER 31, 2002 AND 2001 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002

Net sales fell from $399,848 for the year ended December 31, 2001 to $288,919 for the year ended December 31, 2002, a difference of $110,929 or 28%. Net sales for the nine months ended September 30, 2002 were $250,585, compared to the nine months ended September 30, 2003, which were $187,583, a decrease of $63,002 or 25%. CCP believes that this decrease was a result of the general economic downturn and the loss of a significant amount of business from a major customer, Carolina Classic Catfish, where sales declined from $180,149 for the nine months ending September 30, 2002 to $53,867 for the nine month ending September 30, 2003. This material loss of business accounted for the majority of the sales decline for both comparative periods. Partially offsetting this sales decline were sales to new customer, Poppies International, Inc. of $63,602.

Cost of sales decreased from $344,511 in 2001 to $244,733 in 2002, a difference of $99,778 or 29%. Cost of sales for the nine months ended September 30, 2002 were $214,848 compared to the nine months ended September 30, 2003, which were $157,160, a decrease of $57,688 or 27%. This decrease reflected CCP`s decrease in sales volume. CCP`s gross profit margin for the year end 2001 was 14% of net sales, compared to 15% for the year end 2002, essentially unchanged. CCP believes this is due to slow sales activity from the continuing customer base representing generally higher margin business. CCP's gross profit margin for the first nine months of 2002 was 14% of net sales, compared to 16% for the first nine months of 2003.

Operating expense largest component was for shareholder compensation, which remained constant at $45,000 the years ended December 31, 2001 and 2002. This compensation is a non-cash amount recorded by CCP to properly reflect the services provided by the sole shareholder of Custom Craft Packaging, Inc., ("Custom Craft") (CCP's sole operating subsidiary) prior to its acquisition by CCP on September 23, 2002. Prior to the acquisition, Custom Craft was subject to the provisions of Subchapter "S" of the Internal Revenue Code, whereby income
(loss) of Custom Craft was pass through to it sole shareholder. Because Custom Craft's shareholder was compensated for his services primarily through the distribution of the corporation's net income, the expenses of the corporation did not include expenses representing the fair value of those services This compensation was recorded to properly reflect the fair value of the sole shareholders' services rendered to Custom Craft, in the accompanying consolidated financial statements.

For the nine months ended September 30, 2003 shareholder compensation was $36,814, which reflects the salary to the former sole shareholder of Custom Craft, David Allison the President of CCP. For the nine months ended September 30, 2002, shareholder compensation was $35,000, which reflects the above mentioned fair value deemed to have been earned by the sole shareholder prior to CCP's acquisition of Custom Craft.

Selling general and administrative ("SG&A") expenses increased slightly from $21,686 to $25,080 for the years ended December 31, 2001 and 2002, respectively, a difference of $3,394 or 16%. SGA for the nine months ended September 30, 2003 and 2002 was $29,003 and $15,898, respectively, an increase of $13,105 or 82% reflecting the increase in these expenses as management fully implements their growth strategy.

Professional fees increased from $13,750 for the year ending December 31, 2002, to $122,117 for the nine-month period ending September 30, 2003. These professional fees, primarily legal and accounting fees, were incurred by CCP as a result of this registration statement.

Net loss for the year ended December 31, 2002 was $39,731, compared to a net loss of $11,474 for the year-ended December 31, 2001. Net loss for the nine month period ending September 30, 2002 was $15,248 as compared to $157,511 for the nine-month period ending September 30, 2003. This increase in net loss for both comparable periods is due primarily to increased operating expenses. Such increases in losses are due primarily to the cost of this registration statement.

LIQUIDITY AND CAPITAL RESOURCES

Since inception CCP has financed its operations with cash flow from operations and since the year ended December 31, 2002 through the private sale of its common stock.

CCP had a net loss of $11,474 for the year ended December 31, 2001 compared to a net loss of $39,731 for the year ended December 31, 2002. This increase in net loss is primarily attributable to a decrease in net sales in 2002, and an increase in legal and accounting expenses incurred in the fourth quarter of 2002 related to CCP's focus on completing this registration statement on Form SB-2. CCP had a net loss of $15,248 for the nine months ended September 30, 2002 compared to a net loss of $157,511 for the nine months ended September 30, 2003. This loss was attributable to a decrease in net sales and a significant increase in legal and accounting expenses, as referenced.

Net Cash provided by operating activities was $970 for the year ended December 31, 2002, compared to $46,708 provided for the year ended December 31, 2001. This decrease is attributed to the decrease in sales and the aforementioned increased in legal and accounting expenses, resulting in a higher net loss in the year ended December 31, 2002. The cash was primarily provided due to the fact that the majority of the expenses for both the years ended December 31, 2002 and 2001, were related to the non-cash compensation recorded by CCP to properly reflect the services provided by the sole shareholder of Custom Craft Packaging, Inc., ("Custom Craft"). This was done to reflect the value of services provided by the sole shareholder to Custom Craft prior to its acquisition by CCP. This non-cash shareholder compensation was $45,000 for the year ended December 31, 2002, and $45,000 for the year ended December 31, 2001. The nine months ended September 30, 2002 had non-cash shareholder compensation of $35,000, and accordingly a total of $8,610 was provided in operating activities. For the nine months ended September 30, 2003, there was no non-cash shareholder compensation, which together with an increase in expenses related to CCP focusing on their new management plan, resulted in $115,438 being used in operations.

Net cash provided by investing activities for both the years ended December 31, 2002 and 2001 and the nine months ended September 30, 2002 and 2003, reflect the issuance/repayments of a loan receivable to Custom Craft's sole shareholder.

Cash flows provided by financing activities increased to $120,069 in the year ended December 31, 2002 primarily from the sale of common stock cash. Distributions to shareholders in the years ended December 31, 2002 and 2001, and the nine months ended September 30, 2002, occurred while Custom Craft was subject to the provisions of Subchapter "S" of the Internal Revenue Code, during which time Custom Craft's shareholder was compensated for his services primarily through the distribution of the corporation's net income. The sale of CCP's common stock is the primary increase of cash for the year ended December 31, 2002 as compared to December 31, 2001.

Working capital as of September 30, 2003 was ($40,818).

CCP requires external financing to fund its operations in the next twelve months. Such financing is expected to be through the sale of common stock and or debt issuances. However, CCP does not have any commitment from any sources to raise this capital. If management is unable to generate external financing, it will not be able to proceed with CCP's business plan, and accordingly operations would have to be curtailed. For current operations, the box brokerage process for the cost of goods sold is known. Prices are quoted to Custom Craft prior to a purchase order being issued for all items sold. Custom Craft also benefits from terms of sale of 30 days from its suppliers.

CCP's business plan requires additional capital of approximately $4,500,000 to begin the manufacture of cross-linked polyethylene foam. CCP will seek to sell additional equity securities through two private offerings. CCP will seek to raise $1,500,000 in the first quarter of 2004, and $3,000,000 in the second quarter of 2004. CCP anticipates doing these offerings on a `best-efforts` basis. CCP does not have any commitment from any sources to raise this capital. The sale of additional equity securities will result in dilution to CCP`s stockholders. There can be no assurance that financing will be available in amounts or on terms acceptable to CCP, if at all. Further, CCP has no external sources of liquidity. If CCP were unable to raise the $4,500,000 necessary to implement the cross-linked polyethylene aspect of its business, CCP would continue as a packaging products business. In addition, CCP would still seek to include cross-linked polyethylene as a product offering. CCP would seek to purchase cross-linked polyethylene from other manufacturers and distribute the product in the United States. Currently, CCP has no material commitments for capital expenditures.

In addition to some of the above immediate expenditures expected in the next twelve months, the cost of this Form SB-2 securities registration statement is estimated to be approximately $120,000, of which approximately of $55,000 has been paid from the proceeds of the private equity offering that CCP conducted from November 2002 to December 2002. The value will be charged to expenses as incurred.

                                 DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock. We anticipate that any earnings will be retained for development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Our board of directors has sole discretion to pay cash dividends based on our financial condition, results of operations, capital requirements, contractual obligations and other relevant factors.

                             DESCRIPTION OF BUSINESS

      CCP Worldwide, Inc. ("CCP") was incorporated under the laws of Delaware on September 23, 2002. Our current operations are conducted through our wholly owned subsidiary Custom Craft Packaging, Inc. ("Custom Craft"), which was incorporated under the laws of North Carolina on July 28, 1993. On September 23, 2002, David Allison, the sole shareholder of Custom Craft Packaging, Inc., sold all of his Custom Craft Packaging, Inc. shares to CCP in exchange for 3,000,000 shares of CCP.

      Custom Craft has been in the packaging business since 1993. Custom Craft primarily supplies corrugated boxes, folding cartons and foam packaging for the manufacturers of industrial and consumer products, to assist these manufacturers in the successful and safe distribution and shipping of their products. Custom Craft also features point of sale merchandiser packaging for enhanced retail sales of consumer products. The box materials include corrugated, folding cartons, chipboard, solid fiber boxes and corrugated plastic. The foam packaging includes polyethylene, polyurethane and expanded polystyrene foams. Custom Craft evaluates its customers' needs with respect to many variables that include product fragility, method of product distribution and point of sale requirements.

Product Segments

      The corrugated packaging segment includes numerous types and styles of corrugated boxes and materials. We supply a full range of corrugated products designed to protect, ship, store and display our customers' products. Custom Craft provides a broad array of packaging products and materials to its customers. Custom Crafts utilizes a large group of packaging suppliers each of whom provides particular strengths and capabilities. These include small and large corrugated fabricators as well as local (1 plant facilities), regional (several plants) and national integrated packaging companies. The integrated companies produce their own liner and medium paper used in corrugated box production. National suppliers that Custom Craft utilizes include Weyerhaeuser, Packaging Corporation of America and Smurfit-Stone Container.

      The point of purchase products segment includes various types of merchandisers designed to enhance the salability of consumer products at the point of sale. Point of sale merchandisers primarily includes various custom designed counter, shelf and floor displays. These utilize graphics on corrugated paper, including multicolor printing processes and lithographic labels laminated to corrugated paper board. We work closely with sales and marketing personnel of consumer products companies to determine their methods of distribution and unique product characteristics. We then work with our selected suppliers to develop an array of innovative and structural designs. Our suppliers include Smurfit-Stone Display Group and Phoenix Packaging Group. Custom Craft has capabilities and considerable experience in point of sale packaging. Current customers include Camper Products and Wyatt-Quarles.

      Our foam products segment supplies materials that are utilized for protective packaging uses with excellent characteristics for impact resistant cushioning. These foam products are generally used to protect and cushion various commercial and industrial products from the point of manufacture to the point of delivery. Polyurethane and polyethylene foams represent these characteristics and can be formed to unique and custom sizes and shapes by various methods including die cutting, contour cutting and lamination. 3rdTech, Inc. and Valcor are current Custom Craft customers for these foams and methods. Expanded polystyrene (EPS) has more rigid foam characteristics and is an excellent and economical material for cushioning and "block and brace" requirements, i.e. prevent product movement in a transit environment. Current customers utilizing EPS are Carnes, Inc. and Camper Products.

      The folding carton and paperboard materials segment are utilized primary for product containment, transit and point of sale presentation for most consumer products. Folding cartons must be able to maintain structural integrity while graphically presenting the product in a favorable way to consumers on retail shelves. By partnering with our suppliers, Custom Craft is able to provide a full line of structural and design services tailored to specific technical requirements of our customers. Custom Craft customers who utilize folding cartons are software company Vital Source Technologies and a new customer, frozen desert manufacturer Poppies International. Custom Craft's suppliers for these customers are regional supplier Hickory Printing in High Point, North Carolina, and national supplier Americraft Carton from their Winston-Salem, North Carolina facility.

Marketing

      Custom Craft employs a marketing strategy of selling a broad range of paper related and foam packaging products to marketers of industrial and consumer products. We select outside suppliers to manufacture these products and base the supplier selection on many variables such as capabilities, history of quality and competitive price levels. We seek and maintain customers who require high levels of specialized packaging products and services as a means for competitive differentiation.

      Neither CCP nor Custom Craft have any manufacturing experience.

Custom Craft's Dependence Upon Major Customers

      The percent of revenues generated to Custom Craft from its three major customers for the year ended December 31, 2002 are as follows: Carolina Classic Catfish in Ayden, North Carolina 69%; Camper Products in Henderson, North Carolina 8%; and Zurn Industries in Sanford, North Carolina 7%. For the nine months ended September 30, 2003, CCP produced sales from 13 customers. Four of these customers accounted for approximately 81% of sales; the largest customer accounted for 33% of total sales for this nine month period. These four largest customers have a good payment history.

CCP's Planned Business

      CCP plans to manufacture cross-linked polyethylene foam. Cross-linked polyethylene foam is a raw material used by fabricators in the production of many and various foam products such as medical devices, toys, automotive parts, plumbing components, floatation products and industrial applications. Foam fabricators utilize the raw material cross-linked polyethylene foam in the design and development of these end use products by working with their own engineering staff in conjunction with end use customers. CCP plans to supply the raw cross-linked polyethylene foam to manufacturers who will produce the end use products. However, CCP will not produce any of the end use products made from the raw cross-linked polyethylene foam.

      The process of cross-linked polyethylene foam manufacturing begins with the mixing of prescribed volumes of various resins and other chemicals. CCP believes that these resins and chemicals are readily available. Once mixed, the chemical base is fed through a mill to roll into a thin sheet. The sheets are then cut to specific sizes and stacked. Each individual "stack" is put into a mold and then heated to a specified temperature for a specified duration. The product is removed from the mold, cleaned and made ready for shipment.

      The cross-linked polyethylene foam product as it comes out of a mold is termed a "bun". The most common industry standards for bun sizes are 4" x 48" x 72", 3" x 48" x 72", and 4" x 30" x 96". Buns of cross-linked polyethylene foam are produced in densities ranging from 1.5 to 8 lbs. per cubic foot. Buns are sold by the price per board foot of a given density of material. A board foot is calculated by length x width x thickness divided by 144.

      Cross-linked polyethylene foam is non-porous, which means it does not absorb water. This makes it a primary material for use in flotation devices. It is resistant to "creep" which means it maintains its compression qualities over a long period of time. It is lightweight, flexible and durable. This makes it an ideal material for use in insoles of athletic and walking shoes. Cross-linked polyethylene foam has a very "tight" cell structure which makes it smooth and non-abrasive. This characteristic supports uses in athletic mats and medical prosthetics.

      The potential market for cross-linked polyethylene foam are fabricators and distributors. As indicated, fabricators physically convert foams into end use products. Distributors also have a significant role in the distribution chain of cross-linked polyethylene foam. Since distributors maintain inventory and can provide cross-linked polyethylene foam in short lead times and in less than truck load quantities, many fabricators rely on distributors for foam materials. Therefore, distributors will be a target market for our cross-linked polyethylene foam.

      The following industries and industry categories are the primary end users of cross-linked polyethylene:

o     Automotive Cushion and            o     Gaskets, Water Sport
      Component Parts                         Floatation Devices

o     Shoes (Soles and Insoles)         o     Consumer and Novelty Products

o     Furniture Padding                 o     Wrestling Mats

o     Athletic Products                 o     Astro Turf Pads

o     Packaging                         o     Industrial and Medical Uses

      CCP must raise an additional $4,500,000 for equipment, working capital and related costs to begin the manufacture of cross-linked polyethylene.

Competition

      The packaging industry that CCP currently operates in is highly fragmented and competitive. According to industry trade association "Association of Independent Corrugated Converters" (AICC), in the 2001 AICC "Profile of the Independent Corrugated Converters", there are approximately 600 corrugator plants in the U.S. and Canada. There are more than 800 additional sheet plants in the U.S. and Canada. The largest corrugated companies have multiple plants across the U.S., generally 40-50 individual plants with a presence in most major markets. Examples of these are International Paper, Georgia-Pacific, Weyerhaeuser and Smurfit-Stone. The majority of the sheet plants are independently owned or have multiple operations within various regions.

      The common characteristic of packaging brokerage companies is the absence of any manufacturing or converting equipment. Packaging brokerage companies range from large national paper supply businesses such as XPEDX, owned by International Paper, to local and regional paper supply business, to independent businesses with one to several employees. CCP believes that the brokerage form of packaging suppliers exists in every major market in the U.S. However, CCP is not aware of any statistics on the size or scope of packaging brokerage companies. CCP represents a small percentage of the packaging sales in its market area, probably far less than one percent of the market.

      Regarding CCP's proposed cross-linked polyethylene foam business, below is a summary of the larger foam manufacturers (and their estimated market share) that would be considered competitors of CCP's proposed business. There are three manufacturers in the U.S. and two internationally that represent most of the industry supply.

                                                 Estimated %       Estimated
Company                     Locations           of Bun Market     Annual Sales
-------                     ---------           -------------     ------------
Celect               St. Johnsville, NY              24%          $13 million
                     Richfield Springs, NY

Voltek               Lawrence, MA                    45%          $100 million
                     Coldwater, MI

Zote Foam            England                         18%          $10 million

Toilon               Ontario, CA                      4%           $3 million

Youngbow             Korea                            9%           $5 million

      Another significant market is the ethylene vinyl acetate-enhanced cross-linked polyethylene market.

                Manufacturers of Ethylene Vinyl Acetate-Enhanced
                          Cross-Linked Polyethylene Bun
                ------------------------------------------------
                                                     Estimated
            Company              Locations          Annual Sales
            -------              ---------          ------------
            Rubatex             Bedford, VA         $25 million

            Monarch             Baltimore, MD       $12 million

      CCP will initially seek business east of the Mississippi River with future expansion to the West Coast, Canada, and Mexico.

      We will market CCP's products by the following:

      o     CCP internet web site (which has not yet been developed)

      o     Professional literature

      o     Attend and solicit at industry seminars and trade meetings

      o     Form customer alliances

      CCP believes that five producers control the cross-linked polyethylene foam industry. CCP currently has no competitive position in the cross-linked polyethylene foam industry. The other competitors in this industry have significantly more resources and are already established in the market.

Employees

      CCP is planning to locate in rural North Carolina in an area that will provide a readily available labor force.

      CCP currently has no full-time employees. CCP's two officers and directors, David Allison and Ray Provencher and director Thomas Shute are currently working part-time. CCP plans to employ 25 hourly full-time employees and 10 full-time salaried employees by the end of the first year of operations. The range of pay for hourly employees will be from $8.00 per hour to $11.00 per hour. The range for salaried employees will be from $22,000 per year to $75,000 per year.

Supplier

      CCP plans to purchase supplies, including polyethylene resin, for the production and manufacture of cross-linked polyethylene foam buns. The major supplies may be purchased from the companies listed below:

          Supplier                                    Location
          --------                                    --------
          1.    Dow Chemical                          Midland, MI
          2.    Van Waters & Rogers                   Greensboro, NC
          3.    Witco                                 Greenwich, CT
          4.    Exxon Mobil Chemical Company          Houston, TX

Cost of Equipment

      CCP plans to purchase machinery and technology to build a state of the art cross-linked polyethylene foam manufacturing facility. The following is an estimate of the planned purchases:

Description                                                                             Estimated Cost
-----------                                                                             --------------
Equipment (for plastic processing)
   1 Mixer  (heats and mixes resins and chemicals)
   1 Mill  (levels and flattens chemical mix into sheets)
   2 x Stage 1 Presses (first chemical expansion using heat and blowing agent)
   6 x Stage 2 Presses (further expansion (greater dwell time over first stage press)) 2 Sets of Molds (forms the block (or bun) sizes; two sizes:
   4" x 48" x 72" and 4" x 30" x 96")
   Large Mixer for FR Grades  (fire retardant requires special mixer)
   Heavy Duty Molds for 4, 6 & 8 lb. Product
     Estimated Cost..........................................................               $2,540,000

Description                                                                             Estimated Cost
-----------                                                                             --------------
Equipment - (supporting equipment)
   1 Steam Boiler 300 h.p. (horse power) (used for heating chemical) 1 Cooling
   Tower 200 h.p. (cools water from boiler) 1 Air Receiver 200 cubic feet/second
   (exchanges air in cooling tower) 1 Air Compressor- 150 cubic feet/minute capacity 1 Oil Heater and Cooler (heats oil used for mixer and presses) Block
   Washing Equipment (washes mold release agent and grim from buns) Laboratory
   Equipment (quality control equipment) Dewatering Tank 60 cubic feet (cleans water) 2 Fork Trucks 2 Weight Scales various tools, scales and product cleaning equipment
     Estimated Cost..........................................................                  380,000

Office Equipment and Computers
   (includes integrated computer system and software; phone system; office furniture and fixtures, etc.)
     Estimated Cost..........................................................                   80,000

Facility and Other Estimated Costs
   Upfitting and manufacturing facility preparation (includes wiring, plumbing, racks, dock preparation, etc.)
     Estimated Cost..........................................................                  150,000

Total Estimated Working Capital..............................................                1,350,000
                                                                                            ----------

Total Estimated Cost for Project.............................................               $4,500,000

Government Regulations and Environmental Compliance

      CCP is committed to compliance with all federal, state and local government and environmental regulations. Prior to a site selection specific local regulations are unknown. Environmental regulations include 3 categories: air; water; and solid waste. Air discharge for cross-linked polyethylene foam production requires a "Synthetic Minor" permit. The fee for this permit is $400. Wastewater disposal will utilize municipal systems. This will require a "pre-treatment" permit and the fee is $325. In the event the manufacturing facility is free standing (not a public warehouse complex facility), a "storm water" permit is required for water runoff. This fee would be $420. Material scrap is utilized as a base component for carpet liners. Although these are non-hazardous materials, a "hazardous waste I.D. number" will be applied for from the Environmental Protection Agency. There is no application fee for this permit. Beyond permits indicated, there are no additional government approvals required or regulations to be met. Cross-linked polyethylene is an inert product. The chemicals that makeup this material are also inert. With no hazardous materials utilized in the process or to dispose of, there are no environmental related costs for internal processing, storage or disposal.

Property and Facilities

      CCP owns no property. Currently, Mr. Allison is running the business from an office in his home. There is no lease or rental fee. CCP has a mailbox located at 6040-A Six Forks Road, Suite 179, Raleigh, North Carolina 27609. The cost of this mailbox is $108 per year.

Intellectual Property

      CCP has no intellectual property.

                         DIRECTORS, EXECUTIVE OFFICERS,
                         PROMOTERS AND CONTROL PERSONS

Directors and Officers

      The following are CCP's directors and executive officers. The terms of all directors expire at the next annual meeting of shareholders and upon election of their successors. The terms of all officers expire at the next annual meeting of the board of directors and upon the election of the successors of such officers.

        Name                Age                    Position
        ----                ---                    --------
David R. Allison            55    President, CFO, and Chairman of the Board of
                                  Directors
Francis Ray Provencher      61    Secretary and Director
Thomas R. Shute             64    Director

      DAVID R. ALLISON has been President, CFO and Chairman of the Board of Directors since September, 2002. Mr. Allison founded Custom Craft Packaging, Inc. in 1993, CCP's operating subsidiary. Mr. Allison was the president and Chairman of the Board of Directors of Custom Craft up until the time it was acquired by CCP. From September, 1999 to July 2000 he was vice president of sales for CompuPrint, Inc., a publicly reporting company as of 2002, and is currently the president, CFO and Chairman of the Board of Directors of CompuPrint, Inc. CompuPrint is a remanufacturer and distributor of laser and ink jet printer cartridges. From 1985 to 1993, Mr. Allison was the founder and president of Com-Tech Packaging, Inc., its business included packaging and foam manufacturing. Mr. Allison graduated from the University of Denver with a B.S. degree in Business Administration in 1971. Mr. Allison currently devotes approximately 10 hours per week to CCP and 15 hours to its subsidiary Custom Craft. It is anticipated that the number of hours he commits to CCP will continue to grow through 2003 to approximately 30 hours per week to CCP and an additional 15 hours to its subsidiary Custom Craft.

      FRANCIS "RAY" PROVENCHER has been the secretary and a director since September, 2002. Since 1994, Mr. Provencher has been the treasurer of Custom Craft Packaging, Inc. Since 1992, Mr. Provencher has been self-employed as an accountant. From

1988 to 1992 he was the controller for J&G Truck Brokers, Inc., a freight brokerage in Wake Forest, North Carolina. From 1984 to 1988 he was the controller for Geobased Systems, Inc., a computer software developer in Research Triangle Park, North Carolina. From 1982 to 1984 he was an accounting instructor at Hardbarger Junior College in Raleigh, North Carolina. Mr. Provencher attended North Carolina State University from 1975 to 1980 and studied accounting. He earned his Public Accountant's Certificate in 1981. Mr. Provencher currently devotes approximately 2 hours per week each to CCP and to its subsidiary Custom Craft. This commitment is expected to grow through 2003 to 5 hours per week each to CCP and to its subsidiary Custom Craft.

      THOMAS R. SHUTE has been a director since September, 2002. From 1992 to the present, Mr. Shute has been president of Thomas R. Shute, Inc., and engaged as a network and computer mainframe consultant. From 1965 to 1992, Mr. Shute held various positions with IBM. During Mr. Shute's last position with IBM, from 1986 to 1992, he was responsible for building a consulting program for voice and data integration. Mr. Shute earned his B.S. Degree in Chemical Engineering from the University of New Hampshire in 1965. Mr. Shute attended the IBM Systems Research Institute in 1971. Mr. Shute currently devotes approximately 2 hours per week each to CCP and to its subsidiary Custom Craft. This commitment is expected to grow through 2003 to 5 hours per week each to CCP and to its subsidiary Custom Craft.

                             EXECUTIVE COMPENSATION

      The following executive compensation disclosure reflects all compensation awarded to, earned by or paid to the Named Executive Officers, as defined below, for the fiscal years ended December 31, 2002, 2001 and 2000. Note that CCP Worldwide was incorporated on September 23, 2002, therefore, there was no compensation to any executive officers in 2000 or 2001. The compensation to David R. Allison listed below reflects compensation from Custom Craft, CCP's operating subsidiary. The named executive officers (the "Named Executive Officers") are CCP Worldwide, Inc.'s Chief Executive Officer, Chief Operating Officer and Secretary and the other executive officers of CCP Worldwide who each received in excess of $100,000 in total annual salary and bonus for fiscal year 2002. Compensation is shown in the following table:

                           Summary Compensation Table

                                                     Annual Compensation
                                               ------------------------------
                                     Fiscal                    Other Annual
   Name and Principal Position        Year     Salary ($)    Compensation ($)
   ---------------------------        ----     ----------    ----------------

David R. Allison                      2002         0           $45,000 (1)
   President, CFO, Chairman           2001         0           $45,000 (2)
   of the Board of Directors          2000         0           $59,796 (2)

                                                     Annual Compensation
                                               ------------------------------
                                     Fiscal                    Other Annual
   Name and Principal Position        Year     Salary ($)    Compensation ($)
   ---------------------------        ----     ----------    ----------------

Francis Ray Provencher                2002         0                 0
   Secretary, Director                2001         0                 0
                                      2000         0                 0

Thomas R. Shute                       2002         0                 0
   Director                           2001         0                 0
                                      2000         0                 0
----------
(1) Includes $19,400 net S-corporation earnings of Custom Craft and $10,000 consulting fee by CCP.

(2)   Represents net S-corporation earnings of Custom Craft.

Director Compensation

      At this time, we do not pay any compensation to directors for their attendance at board meetings.

Stock Option Grants

      There were no individual grants of stock options to any Executive Officers during the fiscal years ended December 31, 2002, 2001 or 2000.

2002 Stock Option Plan

      We adopted our 2002 Stock Option Plan on September 23, 2002. The plan provides for the grant of options intended to qualify as "incentive stock options", options that are not intended to so qualify or "nonstatutory stock options" and stock appreciation rights. The total number of shares of common stock reserved for issuance under the plan is 500,000, subject to adjustment in the event of a stock split, stock dividend, recapitalization or similar capital change, plus an indeterminate number of shares of common stock issuable upon the exercise of "reload options" described below. We have not yet granted any options or stock appreciation rights under the plan.

      The plan is presently administered by our board of directors, which selects the eligible persons to whom options shall be granted, determines the number of common shares subject to each option, the exercise price therefor and the periods during which options are exercisable, interprets the provisions of the plan and, subject to certain limitations, may amend the plan. Each option granted under the plan shall be evidenced by a written agreement between us and the optionee.

      Options may be granted to our employees (including officers) and directors and certain of our consultants and advisors.

      The exercise price for incentive stock options granted under the plan may not be less than the fair market value of the common stock on the date the option is granted, except for options granted to 10% stockholders which must have an exercise price of not less than 110% of the fair market value of the common stock on the date the option is granted. The exercise price for nonstatutory stock options is determined by the board of directors. Incentive stock options granted under the plan have a maximum term of ten years, except for 10% stockholders who are subject to a maximum term of five years. The term of nonstatutory stock options is determined by the board of directors. Options granted under the plan are not transferable, except by will and the laws of descent and distribution.

      The board of directors may grant options with a reload feature. Optionees granted a reload feature shall receive, contemporaneously with the payment of the option price in common stock, a right to purchase that number of common shares equal to the sum of (i) the number of shares of common stock used to exercise the option, and (ii) with respect to nonstatutory stock options, the number of shares of common stock used to satisfy any tax withholding requirement incident to the exercise of such nonstatutory stock option.

      Also, the plan allows the board of directors to award to an optionee for each share of common stock covered by an option, a related alternate stock appreciation right, permitting the optionee to be paid the appreciation on the option in lieu of exercising the option. The amount of payment to which an optionee shall be entitled upon the exercise of each stock appreciation right shall be the amount, if any, by which the fair market value of a share of common stock on the exercise date exceeds the exercise price per share of the option.

Limitation on Liability and Indemnification of Directors and Officers

      Our Certificate of Incorporation eliminates the personal liability of directors to us and our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Section 102 of the Delaware General Corporation Law, provided that this provision shall not eliminate or limit the liability of a director:

      (i) for any breach of the director's duty of loyalty to us or our stockholders;

      (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

      (iii) arising under Section 174 of the Delaware General Corporation Law (with respect to unlawful dividend payments and unlawful stock purchases or redemptions); or

      (iv) for any transaction from which the director derived an improper personal benefit.

      Additionally, we have included in our Certificate of Incorporation and our Bylaws provisions to indemnify our directors, officers, employees and agents and to purchase insurance with respect to liability arising out of the performance of their duties as directors, officers, employees and agents as permitted by
Section 145 of the Delaware General Corporation Law. The Delaware General Corporation Law provides further that indemnification shall not be deemed exclusive of any other rights to which the directors, officers, employees and agents may be entitled under a company's bylaws, any agreement, vote of stockholders or otherwise.

      The effect of the foregoing is to require us, to the extent permitted by law, to indemnify our officers, directors, employees and agents for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth information regarding the beneficial ownership of our common stock as of December 12, 2003. The information in this table provides the ownership information for:

      a. each person known by us to be the beneficial owner of more than 5% of our common stock;
      b.    each of our directors;
      c.    each of our executive officers; and
      d.    our executive officers, directors and director nominees as a group.

      Beneficial ownership has been determined in accordance with Rule 13d-3 of the 1934 Exchange Act and includes voting or investment power with respect to the shares. Unless otherwise indicated, the persons named in the table below have sole voting and investment power with respect to the number of shares indicated as beneficially owned by them. Common stock beneficially owned and percentage ownership are based on 4,995,000 shares outstanding. There are currently no outstanding options or warrants to purchase any common stock.

                                                              Amount of Common     Percent of
                                                                    Stock             Class
                                          Executive Office      Beneficially        of Common
Name and Address of Beneficial Owner        Held (if any)           Owned             Stock
------------------------------------      ----------------    ----------------     ----------
David R. Allison                          President and            3,000,000            60%
c/o CCP Worldwide, Inc.                   Chairman of the
6040-A Six Forks Road, Suite 179          Board of Directors
Raleigh, North Carolina 27609

Francis Ray Provencher                    Secretary and                    0             0%
c/o CCP Worldwide, Inc.                   Director
6040-A Six Forks Road, Suite 179
Raleigh, North Carolina 27609

Thomas R. Shute                           Director                    10,000            <1%
c/o CCP Worldwide, Inc.
6040-A Six Forks Road, Suite 179
Raleigh, North Carolina 27609

All Executive Officers and Directors
as a Group (3 persons)                                             3,010,000            60%

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      On September 23, 2002, David Allison, the sole shareholder of Custom Craft Packaging, Inc., sold all of his Custom Craft Packaging, Inc. shares to CCP in exchange for 3,000,000 shares of CCP. Mr. Allison was the founder of CCP and of Custom Craft Packaging, Inc.

      David Allison owns approximately 60% of the outstanding shares of CCP; he is a promoter of the CCP.

      Custom Craft (the operating subsidiary of CCP) loans to David Allison, CCP's President, CFO and Chairman of the Board of Directors, in 2001 and 2002 were as follows: at the beginning of 2001 there was an outstanding loan to David Allison of $6,500, and then an additional $22,100 was loaned to David Allison. Later in 2001, David Allison then repaid $13,500 to Custom Craft. The remaining balance in 2001 owed by David Allison to Custom Craft was $15,100. In 2002 Custom Craft loaned an additional $28,717 to David Allison. In 2002 David Allison repaid $36,700 to Custom Craft. The remaining balance owed by David Allison to Custom Craft as of December 12, 2003 is $9,917. Loans to Mr. Allison consisted of various advances and reimbursements over the years. The loans were non-interest bearing and due upon demand.

      In September, 2002, we issued 50,000 shares of our common stock to KGL Investments, Ltd., the beneficial owner of which was Kaplan Gottbetter & Levenson, LLP, prior counsel to CCP. These shares are now held by Jackson Steinem, Inc., the beneficial owner of which is

Adam S. Gottbetter, a partner of Gottbetter & Partners, LLP, our legal counsel. The shares were issued in exchange for $2,500 worth of non-legal services rendered. The shares were valued at $.05 per share.

      We believe that the terms of the above transactions are commercially reasonable and no less favorable to us than we could have obtained from an unaffiliated third party on an arm's length basis. To the extent we may enter into any agreements with related parties in the future, the board of directors has determined that such agreements must be on similar terms.

                            DESCRIPTION OF SECURITIES

      Our authorized capital stock currently consists of 100,000,000 shares of Common Stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share, the rights and preferences of which may be established from time to time by our Board of Directors. There are 4,995,000 shares of our common stock issued and outstanding, and no other securities, including without limitation any preferred stock, convertible securities, options, warrants, promissory notes or debentures outstanding.

      The description of our securities contained herein is a summary only. For more complete information, you should read our Certificate of Incorporation and its restatements, together with our corporate bylaws.

Common Stock

      Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any shares of preferred stock outstanding at the time, holders of our common stock are entitled to receive dividends ratably, if any, as may be declared from time to time by our board of directors out of funds legally available therefor.

      Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably, our net assets available after the payment of:

      a. all secured liabilities, including any then outstanding secured debt securities which we may have issued as of such time;

      b. all unsecured liabilities, including any then unsecured outstanding secured debt securities which we may have issued as of such time; and

      c.    all liquidation preferences on any then outstanding preferred stock.

      Holders of our common stock have no preemptive, subscription, redemption or conversion rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

      Our board of directors is authorized, without further stockholder approval, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, and to fix the number of shares constituting any series and the designations of these series. These shares may have rights senior to our common stock. The issuance of preferred stock may have the effect of delaying or preventing a change in control of us. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of our common stock. At present, we have no plans to issue any shares of our preferred stock.

Delaware Anti-Takeover Law

      If we close an initial public offering of our securities, and become listed on a national stock exchange or the NASDAQ Stock Market or have a class of voting stock held by more than 2000 record holders, we will be governed by the provisions of Section 203 of the General Corporation Law of Delaware. In general, such law prohibits a Delaware public corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless it is approved in a prescribed manner.

      As a result of Section 203 of the General Corporation Law of Delaware, potential acquirers may be discouraged from attempting to effect acquisition transactions with us, thereby possibly depriving holders of our securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions.

Reports to Stockholders

      We intend to furnish our stockholders with annual reports containing audited financial statements as soon as practical after the end of each fiscal year. Our fiscal year ends December 31.

Transfer Agent

      We have appointed Continental Stock Transfer & Trust Company, 17 Battery Place, 8th Floor, New York, New York 10004 as transfer agent for our common stock.

                              SELLING STOCKHOLDERS

      All of the shares of CCP common stock offered under this prospectus may be sold by the holders. We will not receive any of the proceeds from sales of shares offered under this prospectus.

      All costs, expenses and fees in connection with the registration of the selling stockholders' shares will be borne by us. All brokerage commissions, if any, attributable to the sale of shares by selling stockholders will be borne by such holders.

      The selling stockholders are offering a total of 1,995,000 shares of CCP common stock. The selling stockholders are not, nor are they affiliated with, broker dealers. The following table sets forth:

      a.    the name of each person who is a selling stockholder;

      b. the number of securities owned by each such person at the time of this offering; and

      c. the number of shares of common stock such person will own after the completion of this offering.

      The column "Shares Owned After the Offering" gives effect to the sale of all the shares of common stock being offered by this prospectus.

                                                  Shares Owned Prior to   Shares Owned After the
                                     Number of        the Offering              Offering
                                       Shares    ----------------------   ----------------------
Selling Stockholder                   Offered      Number    Percentage   Number    Percentage
-------------------                   -------      ------    ----------   ------    ----------
Anderson, Dennis                        10,000       10,000      *          -0-         -0-

Bamby Investments S.A. (1)             150,000      150,000      3%         -0-         -0-

Barker IV, Jetter A.                     5,000        5,000      *          -0-         -0-

Barker, Elenora                          3,500        3,500      *          -0-         -0-

Barnes, Alicia G.                       10,000       10,000      *          -0-         -0-

Callanan, Victoria                      10,000       10,000      *          -0-         -0-

Causey III, James                       10,000       10,000      *          -0-         -0-

Christen, Thomas                       150,000      150,000      3%         -0-         -0-

Conklin, William                        10,000       10,000      *          -0-         -0-

Crystal Overseas Trading Inc. (2)      150,000      150,000      3%         -0-         -0-

Curchod, Roger                          10,000       10,000      *          -0-         -0-

Eikenberry, Erik                        10,000       10,000      *          -0-         -0-

Fahlberg, John                          12,500       12,500      *          -0-         -0-

Handschin, Kurt                         10,000       10,000      *          -0-         -0-

Harlow, Carlton (3)                     10,000       10,000      *          -0-         -0-

Harlow, Claude (4)                       5,000        5,000      *          -0-         -0-

Harlow, Julia                            5,000        5,000      *          -0-         -0-

                                                  Shares Owned Prior to   Shares Owned After the
                                     Number of        the Offering              Offering
                                       Shares    ----------------------   ----------------------
Selling Stockholder                   Offered      Number    Percentage   Number    Percentage
-------------------                   -------      ------    ----------   ------    ----------
Ignacio, Dara S.                        10,000       10,000      *          -0-         -0-

Jackson Steinem, Inc. (5)               50,000       50,000      1%         -0-         -0-

Lane, Jr., Ollen                        10,000       10,000      *          -0-         -0-

Ledford, Donald                         15,000       15,000      *          -0-         -0-

Lee, Judith                              5,000        5,000      *          -0-         -0-

Lupercio, Janet                         10,000       10,000      *          -0-         -0-

MacDonald, Gina                         10,000       10,000      *          -0-         -0-

McDowell, Scott                         25,000       25,000      *          -0-         -0-

Ming Capital Enterprises, Inc. (6)     150,000      150,000      3%         -0-         -0-

Murphy, Michael W.                      10,000       10,000      *          -0-         -0-

Noyola, Nelson                          10,000       10,000      *          -0-         -0-

Parker, Lisa                            10,000       10,000      *          -0-         -0-

Partner Marketing AG (7)               150,000      150,000      3%         -0-         -0-

Private Investment Company Ltd. (8)    150,000      150,000      3%         -0-         -0-

Reginato, Travis                        10,000       10,000      *          -0-         -0-

Russenberger, Christian                 10,000       10,000      *          -0-         -0-

Schopper, Hans                         150,000      150,000      3%         -0-         -0-

Seloz Gestion & Finance SA (9)         150,000      150,000      3%         -0-         -0-

Shute, Thomas R. (10)                   10,000       10,000      *          -0-         -0-

Smitherman, Jr., James (11)             12,000       12,000      *          -0-         -0-

Smitherman, Susan (12)                  12,000       12,000      *          -0-         -0-

Syrah Invest Corp. (13)                150,000      150,000      3%         -0-         -0-

Terraco Holding SA (14)                150,000      150,000      3%         -0-         -0-

Turf Holding Inc. (15)                 150,000      150,000      3%         -0-         -0-

Watson, Charles                          5,000        5,000      *          -0-         -0-

Total                                1,995,000    1,995,000                 -0-         -0-

----------
*    Indicates less than one percent of the total outstanding common stock.

(1) The beneficial owner and control person, with sole voting and investment power, of Bamby Investments SA is Camille Escher.

(2) The beneficial owner and control person, with sole voting and investment power, of Crystal Overseas Trading, Inc. is Daniele Cimmino.

(3)   Carlton Harlow is the son of Claude Harlow.

(4)   Claude Harlow is the father of Carlton Harlow.

(5) The beneficial owner and control person, with sole voting and investment power, of Jackson Steinem, Inc., is Adam S. Gottbetter a partner of Gottbetter & Partners, LLP, (our legal counsel).

(6) The beneficial owner and control person, with sole voting and investment power, of Ming Capital Enterprises, Ltd. is Unni Kumaran Menon.

(7) The beneficial owner and control person, with sole voting and investment power, of Partner Marketing AG is Karl Volger.

(8) The beneficial owner and control person, with sole voting and investment power, of Private Investment Company Ltd. is The Estate of Martin Christen. Martin Christen, recently deceased, was the brother of selling shareholder Thomas Christen. The beneficial owner and control person, with sole voting and investment power, of The Estate of Martin Christen is Lammont Unni Christen.

(9) The beneficial owner and control person, with sole voting and investment power, of Seloz Gestion & Finance S.A. is Rene Belser.

(10)  Thomas R. Shute is a Director of CCP.

(11)  James Smitherman, Jr. and Susan Smitherman are husband and wife.

(12)  James Smitherman, Jr. and Susan Smitherman are husband and wife.

(13) The beneficial owner and control person, with sole voting and investment power, of Syrah Investment Corporation is Engelbert Schreiber jun.

(14) The beneficial owner and control person, with sole voting and investment power, of Terraco Holding SA is Dagmar Papenberg.

(15) The beneficial owner and control person, with sole voting and investment power, of Turf Holding is Vijendran Poniah.

      Further, note that several selling shareholders in this registration statement are also selling shareholders in other registration statements, including Cordexa Holdings, Inc., NES Worldwide, Inc., BHC Inc., Hosting Site Network, Inc., and MAC Worldwide, Inc. These same selling shareholders are not acting as a partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities.

                              PLAN OF DISTRIBUTION

      The selling stockholders may, from time to time, sell any or all of their shares of common stock covered by this prospectus on any stock exchange, market or trading facility on which the shares are then traded or in private transactions at a price of $.10 per share until our shares are quoted on the Over-the-Counter Bulletin Board ("OTCBB") and thereafter at prevailing market prices or privately negotiated prices. We will pay the expense incurred to register the shares being offered by the selling stockholders for resale, but the selling stockholders will pay any underwriting discounts and brokerage commissions associated with these sales. The commission or discount which may be received by any member of the National Association of Securities Dealers, Inc. in connection with these sales will not be greater than 8%. The selling stockholders may use any one or more of the following methods when selling shares:

      a. ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

      b. block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      c. purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

      d.    privately negotiated transactions; and

      e.    a combination of any such methods of sale.

      In addition, any shares that qualify for sale under Rule 144 may be sold under Rule 144 rather that through this prospectus.

      If the selling shareholders enter into an agreement, after effectiveness of this registration statement, to sell their shares to a broker-dealer as principal and the broker-dealer is acting as an underwriter then CCP will file a post-effective amendment to the registration statement identifying the broker-dealer, providing the required information on the plan of distribution and will revise the disclosures in the registration statement, and will file the broker-dealer agreement as an exhibit to the registration statement.

      In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be an "underwriter" within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions. None of the selling shareholders are broker-dealers or affiliates of broker dealers. There are no standby arrangements or agreements with any broker-dealers or underwriting firms to resell on behalf of the selling shareholders.

      Selling shareholders may sell their shares in all 50 states in the U.S. Further, CCP will be profiled in the Standard & Poor's publications or "manuals". The Standard & Poor's manuals are widely subscribed to by broker/dealers, market makers, institutional investors, university libraries and public libraries.

      If our stock does become publicly traded, we will be subject to the penny stock rules. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ Stock Market provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The rules require that a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in connection with the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the liquidity of penny stocks.

      We have advised the selling stockholders that while they are engaged in a distribution of the shares included in this prospectus they are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling stockholders, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered in this prospectus.

      This offering will terminate on the earlier of (i) the date that all shares offered by this prospectus have been sold by the selling shareholders,
(ii) twenty-four (24) months from the effective date of the Registration Statement on Form SB-2 that we have filed with the SEC, or (iii) the date all of the selling shareholders may sell all of the shares described herein without restriction by the volume limitations of Rule 144(k) of the Securities Act.

                            MARKET FOR COMMON EQUITY

Shares Eligible for Future Sale

Market Information

      There is no public trading market on which CCP's Common Stock is traded. CCP has engaged a broker/dealer to file a Form 211 with the National Association of Securities Dealers ("NASD") in order to allow the quotation of CCP's common stock on the Over-the-Counter Bulletin Board (OTCBB). There is no assurance that our common stock will be included on the OTCBB.

      There are forty-three (43) record holders of common equity.

      There are no outstanding options or warrants to purchase, or securities convertible into, common equity of CCP.

      We have outstanding 4,995,000 shares of our common stock. Of these shares, 1,995,000 shares will be freely tradable without restriction under the Securities Act unless held by our "affiliates" as that term is defined in Rule 144 under the Securities Act. These shares will be eligible for sale in the public market, subject to certain volume limitations and the expiration of applicable holding periods under Rule 144 under the Securities Act. Non-affiliates currently hold 1,985,000 shares of our common stock, 40% of our outstanding shares. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year (including the holding period of any prior owner or affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (1) one percent of the number of shares of common stock then outstanding or (2) the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

      We can offer no assurance that an active public market in our shares will develop. Future sales of substantial amounts of our shares in the public market could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

                                LEGAL PROCEEDINGS

      We are not aware of any pending or threatened legal proceedings against us.

                                     EXPERTS

      The financial statements of CCP Worldwide, Inc., for the year ended December 31, 2001, have been included herein and in the registration statement in reliance upon the report of Rogoff & Company, P.C., independent certified public accountants, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing.

      Certain legal matters, including the legality of the issuance of the shares of common stock offered herein, are being passed upon for us by our counsel, Gottbetter & Partners, LLP, 488 Madison Avenue, 12th Floor, New York, New York 10022. Jackson Steinem, Inc. (the beneficial owner of which is Adam S. Gottbetter of Gottbetter & Partners, LLP) is registering 50,000 shares of CCP stock in this registration statement.

                       WHERE YOU CAN FIND MORE INFORMATION

      We have not previously been required to comply with the reporting requirements of the Securities Exchange Act. However, once this registration statement becomes effective we will be required to file quarterly and annual reports and other information with the Securities and Exchange Commission.

      We have filed with the SEC a registration statement on Form SB-2 to register the securities offered by this prospectus. The prospectus is part of the registration statement, and, as permitted by the SEC's rules, does not contain all of the information in the registration statement. For future information about us and the securities offered under this prospectus, you may refer to the registration statement and to the exhibits and schedules filed as a part of the registration statement. You can review the registration statement and its exhibits at the public reference facility maintained by the SEC at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The registration statement is also available electronically on the World Wide Web at http://www.sec.gov.

                          INDEX TO FINANCIAL STATEMENTS

                       CCP Worldwide, Inc. and Subsidiary

Auditors' Report ............................................................F-1

Consolidated Balance Sheet of December 31, 2002 and of
  September 30, 2003 (unaudited).............................................F-2

Consolidated Statements of Operations for the years ended December 31, 2002 and 2001 and for the nine months ended September 30, 2003 and 2002
  (unaudited)................................................................F-3

Consolidated Statement of Shareholders' Equity as of and for the years ended
  December 31, 2001 and 2002 and for the nine months ended September 30,
  2003 (unaudited)...........................................................F-4

Consolidated Statements of Cash Flows for the years ended December 31, 2002 and 2001 and for the nine months ended September 30, 2003 and 2002
  (unaudited) ...............................................................F-5

Notes to Consolidated Financial Statements ..............................F-6-F-9

                     [Letterhead of Rogoff & Company, P.C.]


                          Independent Auditors' Report


To the Board of Directors and Shareholders
CCP Worldwide, Inc.:

We have audited the accompanying consolidated balance sheet of CCP Worldwide, Inc. and subsidiary as of December 31, 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2002 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CCP Worldwide, Inc. and subsidiary at December 31, 2002, and the results of their operations and cash flows for the years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.


/s/Rogoff & Company, P.C.
-------------------------
Rogoff & Company, P.C.
New York, New York
February 13, 2003

                       CCP WORLDWIDE, INC. and Subsidiary
                           Consolidated Balance Sheets

                                                              September 30,
                                                                  2003        December 31,
                                                               (Unaudited)       2002
                                                                ---------      ---------
                                ASSETS
Current assets:
      Cash                                                      $  15,689      $ 133,927
      Accounts receivable, net of allowance for
            doubtful accounts of $2,000 in 2003 and 2002           71,128         20,051
      Loan to shareholder                                           9,917          7,117
                                                                ---------      ---------
            Total current assets                                   96,734        161,095
                                                                ---------      ---------

Fixed assets:
      Office furniture and equipment                                1,525          1,525
      Accumulated depreciation                                     (1,525)        (1,525)
                                                                ---------      ---------
            Total fixed assets                                         --             --
                                                                ---------      ---------

Total assets                                                    $  96,734      $ 161,095
                                                                =========      =========


             LIABILITIES and SHAREHOLDERS' (DEFICIT) EQUITY

Liabilities:
      Accounts payable                                          $  67,702      $  44,402
      Accrued expenses                                             64,526             --
      Payroll taxes payable                                         5,324             --
                                                                ---------      ---------
            Total current liabilities                             137,552         44,402
                                                                ---------      ---------

Commitment (Note H)

Shareholders' (deficit) equity:
      Preferred stock, $0.0001 par value,
            5,000,000 shares authorized, no
            shares issued and outstanding                              --             --
      Common stock, $0.001 par value,
            100,000,000 shares authorized, 4,995,000
            shares issued and outstanding                           4,995          4,995
   Additional paid in capital                                     136,181        136,181
   Retained deficit                                              (181,994)       (24,483)
                                                                ---------      ---------
         Total shareholders' (deficit) equity                     (40,818)       116,693
                                                                ---------      ---------

Total liabilities and shareholders' (deficit) equity            $  96,734      $ 161,095
                                                                =========      =========

See accompanying notes to financial statements.

                       CCP WORLDWIDE, INC. and Subsidiary
                      Consolidated Statements of Operations

                                            Nine Months Ended September 30,        Years Ended December 31,
                                            -------------------------------      ----------------------------
                                                 2003             2002             2002             2001
                                              -----------      -----------      -----------      -----------
                                              (Unaudited)      (Unaudited)
Net sales                                     $   187,583      $   250,585      $   288,919      $   399,848
Cost of sales                                     157,160          214,848          244,733          344,511
                                              -----------      -----------      -----------      -----------
      Gross profit                                 30,423           35,737           44,186           55,337
                                              -----------      -----------      -----------      -----------

Operating expenses:
      Shareholder compensation (Note A)            36,814           35,000           45,000           45,000
      Professional fees                           122,117               --           13,750               70
      Selling, general and administrative          29,003           15,898           25,080           21,686
      Depreciation                                     --               87               87               55
                                              -----------      -----------      -----------      -----------
            Total expenses                        187,934           50,985           83,917           66,811
                                              -----------      -----------      -----------      -----------

Net loss                                      $  (157,511)     $   (15,248)     $   (39,731)     $   (11,474)
                                              ===========      ===========      ===========      ===========

Loss per common share - basic                 $     (0.03)     $        **      $     (0.01)     $        **
                                              ===========      ===========      ===========      ===========

Weighted average common
      shares outstanding - basic                4,995,000        3,000,000        3,168,745        3,000,000
                                              ===========      ===========      ===========      ===========

      ** Amount is less than $.01.

See accompanying notes to financial statements.

                       CCP WORLDWIDE, INC. and Subsidiary
            Consolidated Statements of Shareholders' Equity (Deficit)
                   Years Ended December 31, 2001 and 2002 and
                Nine Months ended September 30, 2003 (unaudited)


                                                             Common Stock
                                                       ------------------------    Additional
                                                         Number                      Paid-in        Retained
                                                       of Shares       Amount        Capital        Earnings        Total
                                                        ---------     ---------     ---------      ---------      ---------
Balance, January 1, 2001                                3,000,000     $   3,000     $      --      $  (2,996)     $       4
      Net loss - 2001                                          --            --            --        (11,474)       (11,474)
      Shareholder compensation (Note A)                        --            --        45,000             --         45,000
      Dividends to shareholder                                 --            --            --        (34,675)       (34,675)
                                                        ---------     ---------     ---------      ---------      ---------
Balance, December 31, 2001                              3,000,000         3,000        45,000        (49,145)        (1,145)
      Net loss - 2002                                          --            --            --        (39,731)       (39,731)
      Shareholder compensation (Note A)                        --            --        35,000             --         35,000
      Dividends                                                --            --            --        (19,400)       (19,400)
      Termination of S-corporation election                    --            --       (83,793)        83,793             --
      Common stock issued for professional services        50,000            50         2,450             --          2,500
      Common stock sold for cash,
            net of placement costs of $55,031           1,945,000         1,945       137,524             --        139,469
                                                        ---------     ---------     ---------      ---------      ---------
Balance, December 31, 2002                              4,995,000     $   4,995     $ 136,181      $ (24,483)     $ 116,693
      Net loss - nine months ended
            September 30, 2003 (Unaudited)                     --            --            --       (157,511)      (157,511)
                                                        ---------     ---------     ---------      ---------      ---------
Balance, September 30, 2003 (Unaudited)                 4,995,000     $   4,995     $ 136,181      $(181,994)     $ (40,818)
                                                        =========     =========     =========      =========      =========

See accompanying notes to financial statements.

                       CCP WORLDWIDE, INC. and Subsidiary
                      Consolidated Statements of Cash Flows

                                                                  Nine Months Ended September 30,   Year Ended December 31,
                                                                  -------------------------------   -----------------------
                                                                       2003           2002           2002            2001
                                                                     ---------      ---------      ---------      ---------
                                                                    (Unaudited)    (Unaudited)
Cash flows from operating activities:
      Net loss                                                       $(157,511)     $ (15,248)     $ (39,731)     $ (11,474)
            Adjustments to reconcile net income (loss) to
            net cash (used in) provided by operating activities:
                  Depreciation                                              --             87             87             55
                  Shareholder compensation (Note A)                         --         35,000         35,000         45,000
                  Common stock issued for services                          --          2,500          2,500             --
            Changes in operating assets and liabilities:
                  Accounts receivable                                  (51,077)         6,383         13,500         13,159
                  Accounts payable                                      23,300        (20,112)       (10,386)           (32)
                  Accrued expenses                                      64,526             --             --             --
                  Payroll taxes                                          5,324             --             --             --
                                                                     ---------      ---------      ---------      ---------
            Net cash (used in) provided by operating activities       (115,438)         8,610            970         46,708
                                                                     ---------      ---------      ---------      ---------

Cash flows from investing activities:
      Loan to shareholder                                               (2,800)        10,983          7,983         (7,100)
                                                                     ---------      ---------      ---------      ---------

Cash flows from financing activities:
      Dividends                                                             --        (19,400)       (19,400)       (34,675)
      Common stock sold for cash                                            --          9,150        139,469             --
                                                                     ---------      ---------      ---------      ---------
            Net cash (used in) provided by financing activities             --        (10,250)       120,069        (34,675)
                                                                     ---------      ---------      ---------      ---------

Net (decrease) increase  in cash                                      (118,238)         9,343        129,022          4,933
Cash - beginning of year                                               133,927          4,905          4,905            (28)
                                                                     ---------      ---------      ---------      ---------
Cash - end of year                                                   $  15,689      $  14,248      $ 133,927      $   4,905
                                                                     =========      =========      =========      =========

See accompanying notes to financial statements.

                       CCP WORLDWIDE, INC. and Subsidiary
                   Notes to Consolidated Financial Statements
              (All information pertaining to the Nine-months Ended
                    September 30, 2003 and 2002 is Unaudited)

Note A - Basis Of Presentation And Summary Of Significant Accounting Policies

Business Combination and Consolidation.

CCP Worldwide, Inc. ("CCP") was incorporated under the laws of Delaware on September 23, 2002. On that date it issued 3,000,000 initial shares of common stock to David R. Allison in exchange for 100% of the assets, liabilities and outstanding stock of Custom Craft Packaging, Inc. ("Custom Craft"). Professional fees associated with the acquisition approximated $70,000. As the companies were under common control (100% owned by David Allison), the acquisition has been accounted for under the purchase method using historical costs. In addition, prior historical financial information of Custom Craft has been presented retroactively. All significant intercompany transactions and balances have been eliminated in consolidation. The accompanying consolidated financial statements of CCP and Custom Craft, hereafter referred to as the "Company", present the results of operations for the years ended December 31, 2002 and 2001.

Interim Unaudited Financial Statements

The interim financial information is presented in accordance with generally accepted accounting principles for interim financial statements. Such information reflects all adjustments (consisting of only normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows of the interim periods. The results of operations for the interim periods are not necessarily indicative of the results for the full year.

Business Activity.

Since 1993, the Company has designed, developed and sold products, materials and containers that are specifically manufactured for its customers to be used in the packaging and shipment of merchandise. The products are manufactured by outside suppliers and shipped directly to the Company's customers, all of which are in the U.S. The Company sets its own sales prices and extends credit to its customers, for which it has credit risk. The Company supports the quality of its products and is the primary obligor on sales to its customers. The Company selects suppliers based on its assessment of their ability to produce all or some part of the specifically designed materials. The Company is obliged to pay the suppliers and receives no commissions from them. The Company's suppliers assume the obligation for the quality of the products they sell to the Company and ship to the Company's customers. The method of direct shipment used by the Company generally results in it having no inventory.

Tax Status and Shareholder Compensation.

Until September 23, 2002, Custom Craft filed their income tax returns under Subchapter "S" of the Internal Revenue Code, whereby the taxable income (loss) of Custom Craft was passed through and taxed to the sole shareholder rather than to Custom Craft. Because the "S" corporation's shareholder was compensated for his services primarily through distribution to him of the corporation's net income, the expenses of the corporation did not include expenses representing the fair value of those services. Custom Craft has determined the fair value of his services in 2001 and 2002 (thru September 23, 2002) to be $45,000 and $35,000, respectively, giving consideration to the nature of the services performed, the size of Custom Craft and the economic results achieved. Accordingly, the Company has charged shareholder compensation and a contribution of capital for such amounts.

                       CCP WORLDWIDE, INC. and Subsidiary
                   Notes to Consolidated Financial Statements
              (All information pertaining to the Nine-months Ended
                    September 30, 2003 and 2002 is Unaudited)

Note A - Basis Of Presentation And Summary Of Significant Accounting Policies - Continued

In addition, accumulated "S" corporation losses of $83,793 have been reclassified to additional paid in capital as of September 23, 2002, representing a deemed distribution to the shareholder. Accordingly, the retained earnings (deficit) thereafter reflect operations since the business combination. After September 23, 2002, CCP and Custom Craft will file consolidated tax returns under Subchapter "C" and all compensation has been charged to expense.

Allowance for doubtful accounts

The Company estimates uncollectibility of accounts receivable by analyzing historical bad debts, customer concentrations, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts.

Revenue Recognition

Revenue from sales of packaging materials is recognized when the customers have received such materials.

Loan to Shareholder

Loan to shareholder consists of various advances and reimbursements during the course of the year. The loan is non-interest bearing and due upon demand.

Stock Based Compensation

Effective January 1, 2003 the Company adopted SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation. The interim disclosure requirements of SFAS No. 148 are effective for interim periods beginning after December 15, 2002. The Company's stock-based compensation related to employees and non-employee directors is accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and thus there is no compensation expense for options granted with exercise prices equal to the fair value of the Company's common stock on the date of the grant. With respect to stock based compensation granted to non-employees, the Company records an expense equal to the fair value of the option on the measurement date, which is either the earlier of the date at which a commitment for performance is reached or the date at which the service is complete.

Loss Per Share.

The Company presents basic loss per share and, if appropriate, diluted loss per share in accordance with the provisions of SFAS No. 128 "Earnings per Share" ("SFAS 128").

Under SFAS 128 basic net loss per share is computed by dividing the net loss for the reporting period by the weighted average number of common shares outstanding during the year.

                       CCP WORLDWIDE, INC. and Subsidiary
                   Notes to Consolidated Financial Statements
              (All information pertaining to the Nine-months Ended
                    September 30, 2003 and 2002 is Unaudited)

Note A - Basis Of Presentation And Summary Of Significant Accounting Policies - Continued

Organization Costs.

Organization costs have been charged to expense as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments

The carrying amounts of financial instruments, including cash, accounts receivable and accounts payable approximate fair value at September 30, 2003 because of the relatively short maturity of the instruments.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, Accounting for Income Taxes ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of temporary differences between the financial statements and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carry-forwards. SFAS 109 additionally requires the establishment of a valuation allowance to reflect the unlikelihood of realization of deferred tax assets.

Note B - Concentration of Credit Risk

The Company places its cash at various banking institutions. At times, such amounts might be in excess of the FDIC insurance limit. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

Note C - Major Customers

For the years ended December 31, 2002 and 2001, the Company had two customers that accounted for approximately 77% and 71%, respectively, of net sales. For both the nine months ended September 30, 2003 and 2002, the Company had four customers that accounted for approximately 81% and 92%, respectively, of net sales in each period.

At December 31, 2002 the Company had two customers that accounted for approximately 100% of accounts receivable. At September 30, 2003 the Company had 2 customers that accounted for approximately 97% of accounts receivable.

                       CCP WORLDWIDE, INC. and Subsidiary
                   Notes to Consolidated Financial Statements
              (All information pertaining to the Nine-months Ended
                    September 30, 2003 and 2002 is Unaudited)

Note D - Income Taxes

The Company has net operating loss carryforwards for income tax purposes of approximately $24,000 at December 31, 2002. This NOL will expire in 2022. Utilization of these loss carryforwards may be limited under the Internal Revenue Code. As of December 31, 2002 and 2001, deferred tax assets of $11,900 and $3,200, respectively, have been provided on net operating losses. A full valuation allowance has been provided for against these deferred tax assets, because it is more likely than not that a tax benefit will not be realized.

A reconciliation between income tax at statutory Federal and State income tax rates applied to pretax income to reported income tax expense, is as follows:

                                                      Years Ended December 31,
                                                      ------------------------
                                                         2002        2001
                                                        ------      ------
     Statutory federal income tax                       (6,000)     (1,700)
     State income taxes, net of federal income
            tax benefit                                 (2,700)       (800)
     Valuation allowance                                 8,700       2,500
                                                        ------      ------
     Income taxes as reported                               --          --
                                                        ======      ======


Note E - Capital Transactions

In September 2002 the Company issued 50,000 shares of common stock in exchange for consulting services valued at $2,500. In December 2002 the Company sold 1,945,000 shares of common stock in exchange for cash of $0.10 per share, pursuant to a private offering memorandum. Direct costs of the private placement of $55,031 were charged against additional paid in capital.

Note F - Stock Option Plan

The Company adopted its 2002 Stock Option Plan on September 23, 2002. The plan provides for the grant of options intended to qualify as "incentive stock options;" options that are not intended to so qualify ("non-statutory stock options"); and stock appreciation rights. The total number of shares of the Company's common stock reserved for issuance under the plan is 500,000, subject to adjustment in the event of a stock split, stock dividend, recapitalization or similar change; plus an indeterminate number of shares issuable upon the exercise of "reload options". No options have been granted under the plan as of December 31, 2002, and subsequently through February 13, 2003.

Note G  - Commitments

As of December 31, 2002, the Company was committed for legal fees for securities matters of $81,000. Subsequent to December 31, 2002, the Company paid an additional $42,000 of the commitment.